RANCH LEASE

This Ranch Lease (this "Lease") is made and entered into this ____ day of February, 2003, by and between Seven J Stock Farm, Inc., a Texas corporation, referred to in this Lease as "Lessor", and Burdette Property Management, a Texas corporation, referred to in this Lease as "Lessee".

ARTICLE 1.  DEMISE OF LEASED PREMISES

In consideration of the mutual covenants and agreements set forth in this Lease, and other good and valuable consideration, Lessor does hereby demise and lease to Lessee, and Lessee does hereby lease from Lessor, the surface estate only of approximately 7,112 acres of Seven J Stock Farm land located in the John Durst Survey, A-29, Ignacio Lopez League A-50, and Barton Clark League, A-23, Houston County, Texas, and more particularly described in
Article 2 below subject to (i) the terms and conditions hereinafter expressed, (ii) any and all matters of record in any county or counties in which any of the premises are located, and (iii) any and all matters that a true and correct survey would reveal. These premises are referred to in this Lease as the "Premises" or the "Leased Premises".

Lessee is to have and to hold the Leased Premises together with all rights, privileges, easements, appurtenances, and immunities belonging to or in any way appertaining to the Leased Premises, including, but not limited to any and all easements, rights, title, and privileges of Lessor, existing now or in existence at any time during the Lease Term (as defined herein).

ARTICLE 2.  DESCRIPTION OF LEASED PREMISES

   2,01 The Leased Premises herein leased shall be all of the Seven J Stock Farm acreage located in Houston County, Texas that is described in Exhibit"A"


   2.02 The net acreages for each pasture shall be those shown on Exhibit"A" attached hereto. Lessor represents that it has described the pastures reasonably accurately.

   2.03 Lessee shall have free access over any of Lessor's land adjacent to the Leased Premises but not subject to this Lease for the sole purpose of gaining proper access to the Leased Premises.

   2.04 Lessor, its tenants, its agents, and its tenants' agents shall have free unrestricted access over any of the Leased Premises and the roadways thereon to gain proper access to unleased areas, oil and gas wells, compressor stations, pipelines, storage yards and all other activities conducted on the Seven J Stock Farm including but not limited to the harvest of pecans. Lessor shall also have the right to grant easements and rights of way to third parties over and across the Leased Premises so long as such easements do not unreasonably interfere with Lessee's operations on the Leased Premises.

ARTICLE 3.  LAND EXCEPTED FROM LEASE AND LEASED PREMISES

   3.01 Farmland: There is excluded from this Lease and the Leased Premises the following pastures which are leased to other persons for cropland:


          Prairie Field                Pin Oak Field
          Lower Bottom North           Big Creek
          Lower Bottom South           Alfalfa Field
          East Rice Field              Clover-field
          Cochran-Farm                 Patterson Lake (except Long
                                         Lake-alley)
          Cochran Field                North Cochran Farm

all of which are more particularly shown in Exhibit "A".

   3.02 Grazing: There is excluded from this Lease and the Leased Premises the pastures which are leased to other persons for grazing:

          N. Wolf Den                  Jackson Bottom Farm
          Wolf Den Meadow              Horse Trap
          Stumpville                   West Trap
          Petty Place                  East Trap
          N. McDougald Place           "L" Trap
          Jackson Place                Hay Trap

all of which are more particularly shown in Exhibit "A".

   3.03 Buildings: The following buildings are excluded from this Lease and the Leased Premises: All headquarters land and buildings are excluded from this Lease and the Leased Premises except the main stock pens and sale barn which shall constitute part of the Leased Premises. Lessee may fertilize, perform weed control and cut hay on the headquarters coastal meadow located east of State highway 21.

   3.04 Gas Plant: There is excluded from this Lease and the Leased Premises, the two acres currently fenced and used by Rainbow Pipe Line Company, Madison Pipe Line Company, TXU Gas Distribution and Copano Energy Services, immediately east of Headquarters.

   3.05 Houses: All houses are excluded from this Lease and the Leased Premises except house number 4 currently occupied by Bobby Joe Mata which shall constitute part of the Leased Premises. The yard and garden surrounding the Parten house is excluded from this lease.

   3.06 Equipment Yards: There is excluded from this Lease and the Leased Premises the two pipe yards used by Parten Operating Inc. located at Seven J #14 and at Seven J D-1.

   3.07 Compressor Station: There is excluded from this Lease and the Leased Premises the two acres currently fenced and used by Parten Operating Inc. at Seven J #20.

   3.08 Levee Pumpouts: There is excluded from this Lease and the Leased Premises the two pumping stations used for removal of floodwaters during times of overflow.

   3.09 Also excluded from this Lease and the Leased Premises are all pecan harvesting rights, hunting rights (except predators) and commercial film rights. Fishing in Patterson Lake is limited to members of the Patterson Lake Fishing Club.

ARTICLE 4.  [Intentionally Blank]

ARTICLE 5.  LEASE TERMS

   5.01 Fixed Commencement and Termination Date: This Lease shall be for a term of sixty (60) months, commencing on March 1, 2003, and ending on February 29, 2008 (the "Initial Lease Term"), subject, however to earlier termination as provided in this Lease.

   5.02 Right to Extend: Provided that no default currently exists and no condition exists which with the passage of time or the giving of notice or both would constitute a default pursuant to this Lease and provided that Lessee has continuously occupied the Premises for the Permitted Use (as defined herein) during the Initial Lease Term, Lessee (but not any assignee or sublessee) shall have the right and option (the "Renewal Option") to renew this Lease, by written notice delivered to Lessor, no earlier than twelve
(12) months and no later than six (6) months prior to the expiration of the Initial Lease Term, for an additional term (the "Renewal Term" and together with the Initial Lease Term, the "Lease Term") of five (5) years under the same terms, conditions and covenants contained in the Lease, except that:
(a) the Yearly Rent for the Leased Premises may be adjusted by Lessor as set forth in Paragraph 6.02 as of the end of the Initial Lease Term and (b)Lessee shall have no option to renew this Lease beyond the expiration of the Renewal Term.

   Failure by Lessee to notify Lessor in writing of Lessee's election to Exercise the Renewal Option herein granted within the time limits set forth for such exercise shall constitute a waiver of such Renewal Option.

   5.03 Termination: This Lease shall terminate and become null and void without further notice on the expiration of the Lease Term specified in Paragraph 5.01, and any holding over by Lessee after the expiration of the Lease Term, other than as provided in Paragraph 5.02, shall not constitute a renewal of the Lease or give Lessee any rights under the Lease in or to the Leased Premises.

ARTICLE 6.  RENT

   6.01 Yearly Rent: Lessee agrees to pay to Lessor Twelve Dollars ($12.00) per net acre during the Initial Lease Term as annual rent for the use and occupancy of the Leased Premises. This amount will be known as the "Yearly Rent". Net acreage shall be as shown on Exhibit "A" and may be adjusted from time to time if acreage is added or dropped by mutual agreement.

   6.02 Automatic Rental Adjustments: At the end of the Lease Term, the Yearly Rent may be adjusted by Lessor as set forth in this Paragraph 6.02 to reflect increases in the Consumer Price Index of the Bureau of Labor Statistics of the United States Department of Labor for all items, Houston and Galveston, Texas (CUURA318SAO) (referred to in this Section as "CPI-U"), using 2002 as the base year. The index numbers referred to in Subsection (a) below will be taken from this consumer price index.The adjustment in the Yearly Rent shall be determined by multiplying $12.00 by a fraction, the denominator of which is the index number for December 2002, and the numerator of which is the index number for December 2007. If the product of this multiplication is greater than $12.00, Lessee shall pay this greater amount as the Yearly Rent during the Renewal Term. If the product of this multiplication is less than $12.00, there shall be no adjustment in the Yearly Rent during the Renewal Term, and Lessee shall pay Yearly Rent of $12.00. In no event shall any rental adjustment called for in this section result in a Yearly Rent of less than $12.00.

   6.03 Time and Manner of Payment: All rent due under this article shall be paid by Lessee to Lessor as follows: Yearly Rent shall be paid quarterly on March 1, June 1, September 1 and December 1 of each year for the quarter year beginning on that date.

     All installments of Yearly Rent shall be paid in lawful money of the United States to Lessor, at Lessor's address specified below.

   6.04 Additional Consideration: As additional consideration to the lessor for entering into this Lease, Lessee agrees to perform the following operations on the Leased Premises:

         (a) Weed Control: Lessee will mow or spray with herbicide every acre of pastureland of the Leased Premises each year of this Lease. In the event Lessee opts to use herbicide for weed control, Lessee shall take all precautions to prevent damage to growing crops, ground water or surface.
Lessee shall immediately report any damage to Lessor.

         (b) Soil Maintenance: Lessee will spread lime (at the rate of 1 ton per acre) on all of the pastureland of the Leased Premises over the Initial Lease Term and again over the Renewal Term, if applicable. We expect that Lessee will apply the lime to 1/5 of the pastureland each year of the Lease. A year shall be measured from one anniversary date to the next. If Lessee applies lime to more acres than the prescribed amount, he may carry the extra acre credit forward to any subsequent year of the Initial Lease Term or Renewal Term.

   6.05 Liquidated Damages: If Lessee fails to perform the weed control or soil maintenance programs specified in Paragraph 6.04 above, the parties acknowledge and agree that the damages to Lessor's land will be difficult or impossible to measure. If Lessee fails to mow or spray all of the pastureland of the Leased Premises each year, Lessee shall pay to Lessor the sum of $8.50 per acre (or the current area custom rate) for each acre not treated.
Likewise, if Lessee fails to lime the required amount of land each year, Lessee shall pay to Lessor $21.00 for each acre (or current liming cost of one ton per acre plus spreading) that Lessee's actual treatment falls short of the requirements set out in Paragraph 6.04 above. No charge for liquidated damages shall be made if Lessee is in "substantial compliance" with the requirements set forth above. Lessee shall be considered to be in substantial compliance in any year if Lessee has performed more than 90% of the required program.

   6.06 Information: Lessee shall furnish to Lessor on or prior to December 15th of each year during the Lease Term with an annual report describing the work performed pursuant to Paragraph 6.04 above along with copies of invoices showing the area mowed, sprayed and limed and the number of acres covered.

ARTICLE 7.  TAXES

   7.01 Payment by Lessor: Lessor shall pay all ad valorem taxes on the Leased Premises, exclusive of any taxes assessed against the personal property, fixtures, equipment, merchandise, crops or other goods of Lessee situated thereon (which latter taxes shall be paid by Lessee), and Lessor shall not be responsible for paying any other costs or expenses arising hereunder or with respect to the Leased Premises except as expressly provided herein.

ARTICLE 8.  UTILITIES

   8.01 Lessee shall pay or cause to be paid all charges for water, heat, electricity, and all other utilities used on the Leased Premises throughout the Lease Term, including any connection fees.

   8.02 Lessee will maintain the water system (except down-hole well equipment) on the property and furnish water for domestic purposes to all of Lessor's buildings (including buildings excluded from this Lease and the Leased Premises). In the case of Sand Ridge, three wells are hooked together into one system that furnished domestic water for the houses, industrial water for Trinity Valley Pecan Company and stock water for the surrounding pastures. Seven J maintains all three wells, and pays utilities on the two wells located at headquarters. Lessor also maintains the pipeline system on the Headquarters land. Lessee will maintain the water system located on the leased premises outside of headquarters area and will pay utilities on the well not located on headquarters.

   8.03 Lessor, at its expense, shall make all necessary repairs to the water well bores and down-hole equipment.

ARTICLE 9.  USE OF PREMISES AND LIMITATIONS

   9.01 Primary Purpose: It is expressly understood and agreed that this Lease is made solely for the purpose(s) of grazing or pasturing of cattle and farming crops (the "Permitted Use"). Lessor reserves unto itself all rights of hunting and fishing upon the Leased Premises and Lessee shall not engage in or knowingly permit others to engage in any such activities.

     Lessee accepts the Leased Premises in its present condition, "AS IS" and subject to any and all existing rights-of-way, easements, mineral interests, royalty rights and/or reservations, liens, restrictions and encumbrances affecting or covering the Leased Premises or any part thereof. Lessor does not warrant and hereby disclaims all warranties, express or implied, relating to the condition of any fence or fences or any of the present barns, feeders, corrals, cattle guards, water wells, outbuildings, water lines, pumps, tanks and other improvements or structures now on the Leased Premises except that Lessor warrants that the water wells and pump equipment are in operating order at the beginning of the lease term. Lessee agrees to maintain all such improvements or structures in a good condition, and same shall not be removed by Lessee at the expiration of this Lease whether or not placed thereon by Lessee except for Lessee's personal property or movable equipment which Lessee shall remove from the Leased Premises upon expiration of this Lease. If Lessee fails to remove same upon lease expiration, Lessee shall be construed to forfeit same and title to same shall revert to Lessor.Lessor shall have the right at any time to lease the Leased Premises, or any part thereof, for the exploration for and/or development of oil, gas or other minerals. In the event the Leased Premises or any part thereof shall be so leased or developed, then the lessees under any such lease shall have the right of ingress in, over and across said Leased Premises for all necessary or desirable purposes in connection with the removal of oil, gas or other minerals therefrom, together with all other appropriate rights for the exploration and drilling for said oil, gas or other minerals, and for the mining, storing, transportation, sale and disposition thereof



   9.02 Lessor shall have the right at any time to enter the Leased Premises, or any part thereof, for the harvest of pecans from trees on the Leased Premises.Illegal Use Not Permitted: Lessee agrees not to use all or part of the Leased Premises or any building situated upon the Leased Premises for any use or purpose in violation of any valid and applicable law, regulation, or ordinance of the United States, the State of Texas, County of Houston, or other lawful authority having jurisdiction over the Leased Premises.

   9.03 Violation of Environmental Regulations Not Permitted: Lessee agrees not to violate any Environmental Law through activities conducted by Lessee on the Leased Premises.

   9.04 Indemnification for Environmental Liability: Lessee agrees to defend, indemnify, and hold harmless Lessor from and against all Environmental Claims arising from or related to Lessee's uses of the Leased Premises, including but not limited to violations of section 404 of the Federal Clean Water Act, 33 U.S.C. 1344.

     For purposes of Paragraphs 9.03 and 9.04, the following terms shall mean as follows:

     "Environmental Law" means any federal, state or local statute, law, rule, regulation, ordinance code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, health or hazardous materials, including, without limitation the comprehensive Environmental Response Compensation, and Liability Act of 1980, as amended, 42 U.S.C. 9601, et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. 1801, et seq.; the Resource Conservation and Recovery act of 1976, as amended, 42 U.S.C. 6901, et seq.; the Federal Clean Water Act, as amended, 33 U.S.C. 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. 2601, et seq.; the Clean Air Act, 42 U.S.C. 7401, et seq.; the Safe Drinking Water Act, 42 U.S.C. 3808, et seq.; and including without limitation any and all Texas state, local, municipal, or common laws.

     "Dredged Material" means "material that is excavated or dredged from the waters of the United States," including such waters that are wetland areas. 33 C.F.R. 323.3(c).

     "Fill Material" means "any material used for the primary purpose of replacing an aquatic area with dry land or of changing the bottom elevation of any waterbody." 33 C.F.R. 323.3(e).

     "Wetland" means "those areas that are inundated or saturated by surface or ground water at a frequency and duration sufficient to support, and that under normal circumstances do support, a prevalence of vegetation typically adapted for life in saturated soil conditions." 33 C.F.R. 328.3(b). Additionally, "Wetland" means any area over which the U.S. Army Corps of engineers has a jurisdiction pursuant to section 404 of the clean Water Act, the applicable regulations and the Federal Manual for Identifying and Delineating urisdictional Wetlands, Federal Interagency Committee for Wetland Delineation
(1989).

     "Discharge of Dredged Material", "Discharge of Fill Material", and "Waters of the United States" shall for purposes of this Lease carry the definitions given in 33 C.F.R. 323.3(d), 33 C.F.R. 323.3(f), and 33 C.F.R. Part 328,
respectively.

     "Environmental Claims" means any and all liabilities, responsibilities, claims, suits, losses, costs (including remedial, removal, response, abatement, cleanup, investigative and/or monitoring costs and any other related costs and expenses), other causes of action recognized now or at any later time, damages, settlements, penalties, fines, legal fees, and other expenses which are incurred by, asserted against, or imposed upon Lessor pursuant to any agreement, order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment or similar document (including settlements) issued by a court of competent jurisdiction or any federal, state, or local governmental entity or agency, or pursuant to any claim by a governmental agency or any person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by said governmental agency or person pursuant to common law or statute.

ARTICLE 10.  EQUIPMENT

   10.01 None of Lessor's equipment is subject to this Lease except by subsequent mutual agreement of the parties.

ARTICLE 11.  CONSTRUCTION BY LESSEE

   11.01 General Conditions: Lessee shall have the right at any time and from time to time during the Lease Term, to erect, maintain, alter, remodel, reconstruct, rebuild, replace, and remove building and other improvements on the Leased Premises, and correct and change the contour of the Leased Premises, subject to prior written approval of the Lessor. The following general conditions shall apply:

         (a)  The cost of any such work shall be borne and paid for by Lessee.

         (b) The Leased Premises shall at all times be kept free of mechanics and materialmen's liens.

         (c) Lessor shall be notified of the time of commencement and the general nature of any such work, other than routine maintenance of existing buildings or improvements, at the time of commencement.

   11.02 Ownership of Buildings, Improvements, and Fixtures: Any and all buildings, improvements, additions, alterations and fixtures, except furniture and trade fixtures, constructed, placed, or maintained on any part of the Leased Premises during the Lease Term shall be considered part of the real property of the Leased Premises and shall remain on the Leased Premises and become the property of Lessor upon the termination of this Lease.

   11.03 Right to Remove Improvements: Lessee shall have the right at any time during Lessee's occupancy of the Leased Premises, or within a reasonable time thereafter, to remove any and all furniture, machinery, equipment, or other trade fixtures, owned or placed by Lessee or its permitted sublessees or licensees, in, under, on the Leased Premises, or acquired by Lessee, whether before or during the Lease Term, but prior to the termination of the Lease. Lessee must repair any damage to any buildings or improvements on the Leased Premises resulting from their removal. Any such items which are not removed by the termination date of the Lease shall become the property of Lessor as of that date.

ARTICLE 12.  FLOOD CONTROL

   12.01 Lessor shall remain responsible for maintenance of the levee system; main drainage ditches and for maintenance and operation of the two pumping stations used to protect the bottomland from floodwaters. Lessor shall bill to Lessee part of its cost for this service, annually on or prior to May 1 of each year. The part billed shall be Lessor's actual cost multiplied by a fraction, the numerator of which shall be the number of Lessee's acres protected by the system and the denominator of which shall be the total number of net acres protected by the system. Based on the initial lease acreage, the fraction would be 1869 acres/4334 acres or 43%. No more than $10,000 shall be passed through to Lessee in any one year for maintaining the system. Lessee shall pay Lessor its share of such costs within ten (10) days of its receipt of an invoice for such costs.

ARTICLE 13.  HUNTING LEASE

   13.01  Lessee will not allow hunting on the Leased Premises.

ARTICLE 14.  NO ASSIGNING OR SUBLEASING

   14.01 Lessee shall not assign this Lease or sublet the whole or any part thereof, to any person, firm, corporation or other entity without first obtaining the written consent of Lessor, and any such assignment or sublease without Lessor's consent shall be void. In the event of any assignment or subleasing of the Leased Premises, Lessee shall remain primarily liable under this Lease.

ARTICLE 15.  REPAIRS, MAINTENANCE, AND RESTORATION

   15.01 Lessee's Duty to Maintain and Repair: At all times during the Lease Term, Lessee will keep and maintain, or cause to be kept and maintained, All buildings and improvements which may be erected on the Leased Premises in a good state of appearance and repair, reasonable wear and tear accepted, at Lessee's own expense.

   15.02 Damage or Destruction: Lessor and Lessee agree that the attached Schedule "D" represents the value of major buildings on the Leased Premises. Lessee agrees to either provide insurance in the amounts shown or to self-insure the buildings in the amounts shown. In the event any building or improvement constructed on the Leased Premises is damaged or destroyed by fire or any other casualty, regardless of the extent of such damage or destruction, Lessee shall tender the amount of value shown on Exhibit "D" for the destroyed building or within one year from the date of such damage or destruction, begin to repair, reconstruct, or replace the damage or destroyed building or improvement at its sole cost and expense and pursue the repair, reconstruction, or replacement with reasonable diligence so that the building shall be restored to substantially the condition it was in prior to the happening of the casualty: provided, however, that if commencement or completion of this restoration is prevented or delayed by reason of war, civil commotion, acts of God, strikes, governmental restrictions or regulations, or interferences, fire or other casualty, or any other reason beyond the control of Lessee, whether similar to any of those enumerated or not, the time for commencing or completing, or both, of the restoration will automatically be extended for the period of each such delay.


   15.03 Fences and Water Systems: Lessee shall repair and maintain all fencing and water systems on the Leased Premises in such a manner as to keep it in a good condition as it is at the beginning of the Lease Term, normal wear and tear excepted. Lessor will provide up to 5000 linear feet of fencing material per year at its sole cost and expense to be used on the Leased Premises.

ARTICLE 16.  MECHANICS' LIENS

   16.01 Lessee shall not cause or permit any mechanics' liens or other liens to be filed against the fee of the Leased Premises or against Lessee's leasehold interest in the land or any buildings or improvements on the Leased Premises by reason of any work, labor, services, or material supplied or holding the Leased Premises or any part of them through or under Lessee. If such a mechanic's lien or materialman's lien is recorded against the Leased Premises or any buildings or improvements on the Leased Premises, Lessee shall either cause the same to be removed or, if Lessee in good faith desires to contest the lien, Lessee shall bond around such lien and take timely action to contest such lien, at Lessee's sole expense. Lessee agrees to indemnify Lessor and hold Lessor harmless from all liability for damages occasioned by any lien or lien contest.

ARTICLE 17.  DEFAULT AND REMEDIES

   17.01 Termination on Default: Should Lessee default in the obligation to pay Yearly Rent and not correct the default within ten (10) days after receipt of written notice from Lessor to Lessee or should Lessee default in the performance of any covenant, condition, or agreement to this Lease other than the covenant to pay Yearly Rent, and not correct the default within thirty (30) days after receipt of written notice from Lessor to Lessee, Lessor may declare this Lease, and all rights and interests created by it, to be terminated. Upon Lessor's electing to terminate, this Lease shall cease and come to an end as if the day of Lessor's election were the day originally fixed in the Lease for its expiration. If Lessee fails to remove its personal property and equipment from the Leased Premises within thirty (30) days after any such termination or cancellation, Lessor shall have the right to remove same, and Lessee shall be responsible and shall pay Lessor for the cost of removing and storing same promptly upon demand. In the event of a default hereunder which is not cured within said ten (10) or thirty (30) day period, as the case may be, Lessor shall also have available all remedies allowed by law or in equity.

   17.02 Other Remedies: Any termination of this Lease as provided in this article shall not relieve Lessee from the payment of any sum or sums that are due and payable to Lessor under the Lease at the time of termination, or any claim for damages then or previously accruing against Lessee under this Lease, and any such termination shall not prevent Lessor from enforcing the payment of any such sum or sums or claim for damages by any remedy provided for by law, or from recovering damages from Lessee or any default under the Lease. All rights, options, and remedies of Lessor contained in this Lease shall be construed and held to be cumulative, and no one of them shall be exclusive of the other, and Lessor shall have the right to pursue any one or all of such remedies or any other remedy or relief which may be provided by law, whether or not stated in this Lease. No waiver by Lessor of a breach of any of the covenants, conditions, or restrictions of this Lease shall be construed or held to be a waiver of any succeeding or preceding breach of the same or any other covenant, conditions, or restriction contained in this Lease.

   17.03 Liquidated Damages: Notwithstanding anything contained in this Lease to the contrary, due to the difficulty and uncertainty in measuring damages, in the event that either party breaches the Lease resulting in termination of the Lease, it is agreed that damages from loss of future revenue (on the part of Lessor) or loss of future pasture use (on the part of the Lessee) shall be a sum of money equal to six months of rent based upon the monthly rate that was in effect at the time of termination of the Lease.

ARTICLE 18.  LESSOR'S WARRANTIES AND COVENANTS

   18.01 Warranty of Quiet Enjoyment: Lessor warrants that it is the owner in fee simple of the Leased Premises and has the authority to lease them. Lessor covenants and agrees that as long as Lessee pays the Yearly Rent and other charges as provided in this Lease and observes and keeps the covenants, conditions, and terms of this Lease, Lessee shall lawfully and quietly hold, occupy, and enjoy the Leased Premises during the Lease Term without hindrance or molestation by Lessor or any person claiming under Lessor, except such portion of the Leased Premises, if any, as shall be taken under the power of eminent domain.

ARTICLE 19.  GENERAL PROTECTIVE PROVISIONS

   19.01 Right of Entry and Inspection: Lessee shall permit Lessor or Lessor's agents, representatives, or employees to enter on the Leased Premises for the purposes of inspection, determining whether Lessee is in compliance with the terms of this Lease, maintaining, repairing, or altering the Leased Premises, or showing the Leased Premises to prospective lessees, purchasers, mortgages, or beneficiaries under trust deeds.

   19.02 No Partnership or Joint Venture: The relationship between Lessor and Lessee at all times shall remain solely that of landlord and tenant and not be deemed a partnership or a joint venture.

   19.03 Force Majeure: It is expressly understood and agreed that if the curing of any default (other than failure to pay rent) or the performance of any other covenant, agreement, obligation, or undertaking contained in this Lease is delayed by reason of war, civil commotion, act of God, governmental restrictions, regulations, or interference, fire or other casualty, or any other circumstances beyond the control of the party obligated or permitted under the terms of this Lease to do or perform the same, regardless of whether any such circumstance is similar to any of those enumerated or not, each party so delayed shall be excused from doing or performing the same during the period of delay.

   19.04 No Termination on Bankruptcy: Neither bankruptcy, insolvency, assignment for the benefit of creditors, nor the appointment of a receiver shall affect this Lease so long as Lessee and Lessor or their respective successors or legal representatives continue to perform all covenants of this Lease.

   19.05 No Waiver: No waiver by either party of any default or breach of any covenant, condition, or stipulation contained in this Lease shall be treated as a waiver of any subsequent default or breach of the same or any other covenant, condition, or stipulation of this Lease.



   19.06 Release of Lessor: If Lessor sells or transfers all or part of the Leased Premises and as a part of the transaction assigns its interest as Lessor in and to this Lease, then from and after the effective date of the sale, assignment, or transfer, Lessor shall have no further liability under this Lease to Lessee, except as to matters of liability which have accrued and are unsatisfied as of that date, it being intended that the covenants and obligations of Lessor contained in this Lease shall be binding on Lessor and its successors and assigns only during and in respect of their respective successive periods of ownership of the fee.

   19.07 Mineral Development: Lessor retains the right to allow current or future owners of the mineral leasehold estate to proceed with development of the Leased Premises, including but not limited to future well locations, roadways, and pipeline rights-of-way. Any compensation received by Lessor shall be divided as follows:

         (a) Amounts paid which represent recurring or continuous use of the land shall go to Lessor.

         (b) Amounts paid which represent payment for damage to growing crops or livestock shall go to Lessee.

ARTICLE 20.  INSURANCE

   20.01 At all times during the term of this Lease, Lessee shall carry commercial liability insurance in the minimum aggregate amount of $5 million, and other insurance of the types and in the amounts as shall be acceptable to Lessor. Prior to entering upon the Leased Premises for any purposes, Lessee shall furnish to Lessor an insurance certificate evidencing the types and amounts of insurance carried by Lessee, which certificate must be acceptable to Lessor. Lessor shall be named as an additional insured on all such insurance which is evidenced by such insurance certificate.

   20.02 In the event Lessee hires any contractor or other party to perform any work under this Lease or upon the Leased Premises, Lessee shall furnish to Lessor an insurance certificate from such contractor or other party which must be satisfactory to Lessor in form and content prior to the performance of any such work by such contractor or other party.

ARTICLE 21.  MISCELLANEOUS

   21.01 Delivery of Rents and Notices: All rents or other sums, notices, demands, or requests from one party to another may be personally delivered or sent by mail, certified or registered, postage prepaid, to the addressee stated in this section and shall be deemed to have been given at the time of personal delivery or at the time of mailing.

   All payments, notices, demands, or requests from Lessee to Lessor shall be given or mailed to Lessor at 16945 Northchase Drive, Suite 1800, Houston, Texas, 77060-2151.

   All payments, notices, demands, or requests from Lessor to Lessee shall be given or mailed to Lessee at Rt. 4, Box 8040, Nacogdoches, TX 75964, or at such other address as requested by Lessee in writing.



   21.02 Parties Bound: This agreement shall be binding upon and insure to the benefit of the parties to the Lease and their respective heirs, executors, administrators, legal representatives, successors and assigns.

   21.03 Texas Law to Apply: This Lease shall be construed under and in accordance with the laws of the Sate of Texas, and all obligations of the parties created by this Lease are performable in Houston County, Texas.

   21.04 Legal Construction: In case any one or more of the provisions contained in this Lease shall for any reason be held to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, this invalidity, illegality, or unenforceability shall not affect any other provision of the Lease, and this Lease shall be construed as if the invalid, illegal or inenforceable provision had never been contained in the Lease.

   21.05 Prior Agreements Superseded: This Lease constitutes the sole and only agreement of the parties to the lease of the Leased Premises and supersedes any prior understandings or written or oral agreements between the parties respecting the subject matter of the Lease.

   21.06 Amendment: No amendment, modification, or alteration of the terms of this Lease shall be binding unless it is in writing, dated subsequent to the date of this Lease, and executed by the parties to this Lease.

   21.07 Rights and Remedies Cumulative: The rights and remedies provided by this Lease are cumulative, and the use of any one right or remedy by either party shall not preclude or waive its right to use any or all other remedies. The rights and remedies provided in this Lease are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

   21.08 Attorney's Fees and Costs: If, as a result of a breach of this Lease by either party, the other party employs an attorney or attorneys to enforce its rights under this Lease, then the breaching party agrees to pay the other party the reasonable attorney's fees and costs incurred to enforce the Lease.

   21.09  Time of Essence:  Time is of the essence of this agreement.

   21.10 Further Documents: Each party agrees that it will from time to time and at any reasonable time execute and deliver to the other such further instruments and assurances as the other party may reasonably request, approving, ratifying, and confirming this Lease and the leasehold estate created by this Lease and certifying that the Lease is in full force and effect and that no default under the Lease exists, except, that if any default does exist, such party shall specify in any such instrument each such default.

   21.11 Holding Over: Any holding over by Lessee of the Leased Premises after the expiration or termination of this Lease for any reason shall operate to create a tenancy at will in favor of Lessee based on twice the amount of the yearly rental set forth in Article 6 hereof, terminable immediately upon notice to Lessee by Lessor. This is to say that for each day Lessee remains upon the Leased Premises following the expiration or termination, Lessee shall pay 1/365th of twice the yearly rental set forth in Article 6.





   This Lease has been executed by the parties on the date and year first above written.

LESSOR:

SEVEN J STOCK FARM, INC.

BY__________________________________________
   JOHN R. PARTEN, President

LESSEE:

BURDETTE PROPERTY MANAGEMENT INCORPORATED

____________________________________________
Don Burdette



THE STATE OF TEXAS            )
                              )
COUNTY OF HARRIS              )

     Before me, the undersigned authority, on this day personally appeared John
R. Parten as President of Seven J Stock Farm, Inc., a Texas corporation, and acknowledged to me that he executed the same for the purposes and consideration therein expressed, in the capacity stated, and as the act and deed of said corporation.

     Given under my hand and seal of office this the _______day of _________, 2002.

My Commission Expires:                         ________________________________
                                               Notary Public in and for the
                                               State of Texas



THE STATE OF TEXAS            )
                              )
COUNTY OF _________           )

     Before me, the undersigned authority, on this day personally appeared Don Burdette, as __________________ of Burdette Property Management Incorporated, a Texas corporation, and acknowledged to me that he executed the same for the purposes and consideration therein expressed, in the capacity stated, and as the act and deed of said corporation.

     Given under my hand and seal of office this ______ day of ___________, 2002.

My Commission Expires:                         ________________________________
                                               Notary Public in and for the
                                               State of Texas






EXHIBIT "A"
SEVEN J STOCK FARM ACREAGE
                               Gross Acs.     Net Acs.
Alfalfa Field Pasture             56           54
Cochran Trap Pasture              36           35
Pin Oak Field Pasture            132.01       128.01
River Pasture                    329.37       269.37
Bridge Pasture                   185.37       181.66
Prairie Field Trap                49.37        49.37
Milk Cow Trap                      6.4          6.4
Mare Trap                         12.57        12.57
Garden Trap                        9.6          9.6
Bull Trap                          7.31         7.31
Milk Cow Pasture                 125.71       123.2
South Wolf Den                   340.11       333.31
Central Wolf Den                 243.43       238.56
Creek Pasture                    344          333
Gin Lot Hill                     271.08       265.66
Cochran Trap                     118.25       118.25
Pin Oak Point                    202.05       198
North Mississippi Hill           285.71       245.71
Central Mississippi Hill         229.14       224.56
East Mississippi Hill            452.91       302.91
South Mississippi Hill           245.02       240.12
Mississippi Hill Meadow          100.34        98
South Field Trap                   9.14         9.14
Feed Lot Trap                     11           11
Bone Trap                          5.49         5.49
Barn Trap                         36.57        36.57
Brush Trap                        23.77        23.77
Sand Trap                         11.43        11.43
Big Field Trap                    84.8         83.2
Dry Lake                         450.5        380.5
McKenzie Knoll                   363.43       303.43
Snag Lake                        388.7        315.08
B & Boss                         281.14       275.52
Patterson Lake Trap               18.74        18.74
Long Lake Alley                  124.88       124.88
East Seed Field                  184.68       179.08
West Seed Field                  185.14       176.54
West Rice Field                  199.54       195.55
South Field 1                    191.94       188.1
South Field 2                    197.94       193.98
West Big Field                   210.97       206.75
East Big Field                   112          109.76
North Bull Pasture                57.14        56
South Bull Pasture                89.83        88.03
West Bull Pasture                 91.2         89.38
                                ------        ------
    Total                       7111.72      6556.49

Annual Rental      $78,677

Quarterly Rental   $19,669


EXHIBIT "B"

Values of Buildings on the Leased Premises


Name                                        Value
--------------------------------          ---------
Bobby Joe Mata House                       $40,000
Auction Barn                               $10,000
Mississippi Hay Barn                       $40,000
Seed Field Hay Barn                        $40,000
Barn Trap Barn                             $25,000